Exhibit 10.5

BRIGGS & STRATTON CORPORATION

Form 10-Q for Quarterly Period Ended December 30, 2007

SUMMARY OF CHANGES TO DIRECTOR COMPENSATION

SUMMARY OF CHANGES TO DIRECTOR COMPENSATON

At its quarterly meeting on January 16, 2008, the Board of Directors modified the manner in which nonemployee directors receive company common stock as part of their annual compensation.

Effective immediately, the portion of each director’s annual retainer fee that is payable in the company’s common stock shall be credited to the director’s account in the Deferred Compensation Plan for Directors (the “Plan”). The shares will vest when the director retires as a director. While the director is serving on the Board, his or her deferred stock will accrue additional shares of stock in lieu of a cash dividend. In addition, the annual stock grants to the chairman of the Audit Committee, Compensation Committee and Nominating and Governance Committee and to each member of the Audit Committee will be credited to such director’s account in the Plan.

Under the Plan, any nonemployee director may also elect to defer receipt of all or a portion of his or her director’s cash compensation until any date but no later than the year in which the director attains the age of 73 years. Participants may elect to have cash deferred amounts (1) credited with interest quarterly at 80% of the prevailing prime rate, or (2) converted into common share units based on the deferral date closing price of Briggs & Stratton’s common stock. Any balance in the common stock account will be credited with an amount equivalent to any dividend paid on Briggs & Stratton’s common stock, which will be converted into additional common share units. Common share units may be distributed in cash or stock at the election of the directors.